April 10, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ballantyne Strong, Inc. (the "Company")
Preliminary Proxy Statement
File No. 001-13906

Ladies and Gentlemen:

We are filing herewith preliminary proxy material of the Company for the annual meeting of stockholders to be held on May 13, 2015.

The Company intends to make its definitive proxy materials available to the stockholders of the Company on or about April 22, 2015.

If you have any questions, please contact our outside counsel, John Granda of Stinson Leonard Street LLP, at (816) 691-3188 or by email at john.granda@stinsonleonard.com.

Very truly yours,

BALLANTYNE STRONG, INC.

/s/ Nathan D. Legband
Nathan D. Legband
Vice President, Chief Financial Officer and Treasurer